Exhibit 99.2

YIREN DIGITAL LTD.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: YRD)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on November 15, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of Yiren Digital Ltd. (the “Company”) will be held at 10/F, Tower B, Gemdale Plaza, 91 Jianguo Road, Chaoyang District, Beijing 100022, the People’s Republic of China on November 15, 2019 at 11:00 a.m. (Beijing time), and at any adjourned or postponed meeting thereof.  No proposal will be submitted for shareholder approval at the AGM.  Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 1, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.yirendai.com, or by writing to Yiren Digital Ltd. at 10/F, Building 9, 91 Jianguo Road, Chaoyang District, Beijing 100022, the People’s Republic of China, telephone: +86 10 5395-3680.

By Order of the Board of Directors,

/s/ Ning Tang
Ning Tang
Chairman of the Board of Directors

Beijing, October 31, 2019